SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

?

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

?

Eletrobras



Presentation for Analysts and Investors

apimec

ASSOCIAÇÃO DOS ANALISTAS E PROFISSIONAIS DE INVESTIMENTO DO MERCADO DE CAPITAIS

August 2018

Disclaimer

This presentation may include **estimates and forecasts** that **are not statements of facts that happened in the past** they rather reflect **beliefs and expectations of our management** and may stand as estimates and forecasts about **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words “believes,” “may,” “can,” “estimates,” “continues,” “forecasts,” “intends,” “hopes,” and similar are targeted at pointing out to **estimates that necessarily imply risks and uncertainties, whether known or not.**

Risks and Uncertainties which are known include, without limitation: **economic, regulatory, political and commercial conditions** existing in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the likeliness that we receive **payments connected to our receivables, changes in our rainfall and water levels** in reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** in effect or subsequently established, as well as other risks described in our annual report and other documents registered with

CVM
Comissão de Valores Mobiliários

U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

The estimates and forecasts solely refer to the date on which they are stated, thus we do not undertake **any obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of the operations and efforts of the Companies may be different from the current expectations and **investors, then, should not rely solely on the information stated herein.**

This material includes **calculations that may not reflect accurate results owing to rounding-off performed.**

Highlights



Highlights - Financial

Gross Revenue	BRL 14,822 Million 36% ↑ over 2Q17
CVM Ebitda	BRL 5,293 Million 96% ↑ over 2Q17
Net Income	BRL 2,832 Million 807% ↑ over 2Q17

Highlights - Operating

Reduction of Indebtedness

Net Debt / Managerial Ebitda


6.1
3.4
< 3
2017
2Q18
PDNG's Goal

Generation

Increment of **814 MW** installed power in 2018

Transmission

Physical Aggregation of **194 Km**

Distribution - Privatization

119% Discount Index

July 2018
Sale of Distribuição Piauí to Equatorial Energia

Regulation

GAG improvement

Recognition under Generation according to Homologating Res. No. 2421 of Aneel with BRL 1 billion

Investments

BRL 978 Million

Investment, especially for the project of Transmission and Generation in SPE's

Our Business



Physical Aggregation of ventures in 2018

june 2018

+ 814.05 MW
Physical aggregation in **2018**

december 2018

+ 1489.20 MW
of Eletrobras will still enter into commercial operation in **2018**

Highlights
Entry into commercial operation

sep/2018
Pindaí I, II e III

dec/2018
Sinop

dec/2019
Belo Monte

159,745 MW
Total installed capacity of Brasil

48,629 MW
Total installed capacity of Eletrobras

30.4%
Of the installed capacity of Brazil

Plant	Eletrobras shareholding	Total Capacity	Capacity in operation	Total Aggregation Jun/2018	Aggregation Jun/2018 - ELB
Belo Monte	49,98%	11,233.10 MW	5,733.09 MW	1,222.22 MW	610.87
São Manoel	33,33%	700.00 MW	700,00 MW	525.00 MW	174.98
Casa Nova III	100%	28.20 MW	28.20 MW	28.20 MW	28.20
Total	–	**11,961.30 MW**	**6,461.29 MW**	**1,775.42 MW**	**814.05**

Brazilian Interconnection

The larges transmission company in Latin Latina

2018


Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Empresas

1960

Evolução da Transmissão
- Rede básica



71,782 km
total transmission lines

65,043 km with voltage ≥ 230kV — **48,2%** of Brasil

+ 194 km
of physical aggregation in 2018

Highlights:

- SE Jaboatão 230/69 kV – 300 MVA (PE)
- Sectioning of LT 230 kV Recife II / Pirapama II, CD para conexão na SE Jaboatão II – 11,2 km (PE)
- LT 230 kV Mascarenhas Linhares – 99 km (ES)
- LT 500 kV Brasília19, Leste – Luziânia C1 e C2 – 144 km (DF/GO)
- LT 230 kV Foz do Chapecó – Pinhalzinho C1 - 40 km (RS/SC)

Total RAP aggregated in the Eletrobras System

R $ 35 Million / Year

Finance



Gross Revenue in 2Q18


RBSE: BRL 1,275
Construction: BRL 407
+36% BRL 3,924 Million
RBSE: BRL 1,259
Construction: BRL 495
Retroactive Tariff Assets* BRL 3,452
+4% BRL 400 Million
10,898
1,682
9,217
16
52
126
91
484
51
9,616
5,206
14,822
-3%
-1,2%
+16%
-21%
+19%
-11%
Gross Revenue IFRS 2Q17
Non-Recurring Items
Managerial Gross Revenue IFRS 2Q17
Generation - O&M System
Generation - Exploration System
Transmission - O&M System
Transmission - Exploration System
Distribution
Other Revenues
Managerial Gross Revenue IFRS 2Q18
Non-Recurring Items
Gross Revenue IFRS 2Q18

Generation

Exploration System

- **Increase of revenue** of Eletronuclear, net of BRL 59 million offset by:
- **New book of revenue** connected to the index of unavailability of P. Afonso at BRL 71 million in Chesf.
- **Lower transfer from Itaipu commercialization in** BRL 31 million.

Transmission

O&M System

- **Adjustment** of Annual Allowed Revenue **(RAP) of 2.85%**;
- **New RAPs** related to reinforcements in the system lines, with emphasis on **Chesf.**

Exploration System

- **Compensation of the adjustment of SIN** recalculated due to projected investments for the 2017-2018 cycle.

Distribution

- Revenue arising out of the **recognition of tariff assets** - MME Ordinance No. 301 in R$ 389 million;
- Tariff Adjustments
Ceal – 21.6%
Cepisa – 27.6%
Amazonas – 17%

Other Revenues

- **Holding** - non-recognition in 2018 of the revenue of Procel, conditioned to approval through public hearing on the 3Q18. In 2017 was R$ 111 million

* Sums connected to the period from November 2016 to March 2018.

General Costs (BRL Million)


+27%
2,838
3,603
29%
-3%
181%
378
2,755
-295
199
485
2,678
240
2Q17
2Q18
Non recurring items Eletronuclear- Retroactive CUSD
Charges of the use of Grid
Energy Purchased for resale
Fuel for energy production


+11%
6,313
7,019
6%
-7%
350%
190
877
5,533
-287
199
932
5,171
717
1H17
1H18
Non recurring items (CELG D/Eletronuclear CUSD retroactive)
Charges of the use of Grid
Energy Purchased for resale
Fuel for energy production

•**Charges for Use of the Electricity Grid:** Addition o tariffs for connection and frontier according to Homologating Resolution No. 2259/2017 at Amazonas D of R$ 72 million in 2Q18.

•**Fuels:** (i) (i) Recognition of the right to reimburse total costs (own generation, leased generation and PIEs) occurred in 2Q17 and 1H17 according to ANEEL Resolution 427. (ii) in 2Q18, fuel costs were reclassified under the respective headings of total costs , according to resolution Aneel 811; (iii) Larger dispatch via the Santa Cruz Thermoelectric Plant.

•**Power Purchased f/ Resale:** (i) Reduction in distributors and in Amazonas GT;
(ii) increase in generation of UTE's Aparecida and Mauá Block 3, thus reducing the need for power purchase.

Personnel, Materials, Services and Other

(R$ million)



–11.6%
3,799
3,359
730
664
641
65
1,699
Non-Recurring
+4%
+13%
+12%
–12%
376
690
726
73
1,493
2Q17
2Q18



-2.3%
6,277
6,131
835
887
1,172
119
3,264
Non-Recurring
+19%
+10%
+24%
–9%
664
1,053
1,288
147
2,980
1H17
1H18
Non recurring items
Others
Services
Material
Personnel w/ PAE/PDC

Personnel

Decrease in the expenses with personnel as a result of PAE and PDC (Dismissal Plan)

Material

Maintenance

TPP Aparecida **R$ 12 million** in 1H18

Eletronuclear - Angra 2 **R$ 12 million** in 1H18

Services

Increase in **third-party services over** shutdown of **Angra 2 in R$ 54 million** in 1H18

Other

Cutting factor in **R$ 197 million** in Amazonas D

Main Non-Recurring Items

PAE
2Q17 **706 million** in 1H17 **R$ 96 million**

PDC
R$ 24 million 2Q18 **R$ 296 million in** 1H18

Ceron e Eletronuclear R$ 106 million of Extraordinay Social Contribution in 2Q18

Cepisa R$ 231 Million Teresina Municipality Agreement and Agespisa in 2Q18

Operating Provisions

amounts in Million BRL	2Q17	2Q18	%	Position on 06/30/18
Guarantees	-9	-81	800%	534
(-) Contingencies	-414	-834	101%	24,552
Contingency of Compulsory Loan	-356	-167	-53%	16,788
PCLD - Consumers and Resellers	-52	-299	475%	1,689
PCLD - Financing and Loans	5	24	380%	281
Onerous Contracts	907	334	-63%	1,624
Allowance/Reversal for Losses with Investments	-9	-24	167%	2,114
Impairment	118	-163	238%	17,095
TFRH – Pará Rate	-51	1,334	2,716%	0
Other	70	195	179%	
Total	**194**	**334**	**72%**	**64,677**

Fiscal allowances of BRL 563 Million connected to the collection of ICMS by Rondônia State Government;

Furnas - **BRL 166 Million** connected to case with supplier

Compulsory Loan - R$ 167million, reclassification of risk and changes in court decisions

Cepisa – IFRS 9 impact in the amount of R$ 199 million

Reversal of Angra III (BRL 417 Million) and **Furnas** (BRL 38 Million)

Book of Angra III (BRL 417 Million) offset by **Reversal of Distributors** (BRL 47 Million)

2Q18 Ebitda
(BRL Million)



+96% (BRL 2,592 Million)
Highlights:
• RBSE: BRL 1.3 bi
• PAE: BRL -706 mi
• Contingencies: BRL -770 mi
• C. Onerous: BRL 904 mi
• Impairment: BRL -118 mi
- 50% BRL 995 Million
Highlights:
• RBSE: BRL 1.1 bi
• Tariff Assets RGR: BRL 3.2 bi
• Enuclear Enel: BRL -199 mi
• Contingencies: BRL -830 mi
• C. Onerous: BRL 334 mi
• Pará Rate: BRL 1.3 bi
Possible reversion
CCD reduction: R$ 459 million
Provision: R$ 176 million
2,700
724
1,976
340
-72%
565
+20%
86
-3%
176
+1.208%
1,616
635
981
4,312
5,293
CVM EBITDA 2Q17
Non-Recurring Items
Managerial EBITDA 2Q17
ROL and Managerial Equity Intestes
Operating Costs
Managerial PMSO
Operating Allowances
Managerial EBITDA 2Q18
Non-Recurring Items
CVM EBITDA 2Q18

ROL and Managerial Equity Interest:

Negative Equity on:
- Madeira Energia at **BRL 199 Million**;
- ESBR at **BRL 62 Million**
- Itaguaçu da Bahia Energias Renováveis **BRL 33 Million**.

Operating Costs:

- Reduction in recover of fuel expenses in 2Q18 totaling **BRL 459 million**, with possibility of reversal after inspection by Aneel;
- Higher cost connected to the increase of power generation at UTE Santa Cruz, however, neutralizing the generation of income in the same amount

Managerial PMSO:

- Policy of reduction of costs established by the Company with PAE.

Operating Provisions:

- Impact of IFRS 9 on **PCLD**, impacting 2Q18 in **BRL 199 million;**
- **Increase of Guarantees amounting to BRL 72 Million** – renegotiation of CCD Petrobras

Financial Income 2Q18

(R$ million)

Financial Revenue



1,3%
79
574
227
28
406
2Q17
2Q18
Other net financial results
Net monetary adjustment
Interest income and financial investments

Financial Expenses



-49%
2,369
1,214
759
95
103
1,412
82
81
1,051
2Q17
2Q18
Other net financial results
Net exchange variation
Shareholder Resource Charges
Debt charges



Financial Income
2Q17
2Q18
-553
-1,716
68%

Revenue with Interest and Financial Investments and Net Inflation Adjustment - Reduction of Indices (Selic, IPCA and other).

Charges - Reduction of the balance of liabilities under financings and loans and reduction of indices with Caixa, BB, CEF and CAF.

Other Income – (i) Adjustment of tariff assets of distribution, and (ii) operations with derivatives (negative at BRL 48 Million in 2Q17, and positive at BRL 178 Million in 2Q18; (ii) Increase of revenue from Late payment charges at BRL 90 Million

Net Earnings
(R$ million)



+723%
+68%
344
2,832
1,722
2,888
2Q17
2Q18
1S17
1S18

•Tariff asset revenue resulting from the recognition by Ordinance No. 301/2018 – R$ 4.2 billion

• RBSE – R$ 1.2 billion

•Reversal of Pará Rate – R$ 1.3 billion

•Provision for Compulsory Loan – R$ 167 million

•Volunteer Dismissal Plan – PDC – R$ 24 million

•Cepisa Agreement with /Agespisa/Sefaz-PI – R$ 231 million

• Provision for Fiscal allowance connected to the lawsuit filed by Rondônia State Government for collection of ICMS – R$ 563 million

Income by Segment 2Q18

values in BRL Million

		Generation		Transmission		G&T		Distribution	
		Total	Variation	Total	Variation	Total	Variation	Total	Variation
ROL	**2Q18**	**4,580**	-4%	**2,597**	-3%	**7,177**	-4%	**5,669**	175%
	2Q17	4,772		2,667		7,439		2,059	
(-) PMSO	**2Q18**	**-1,046**	-22%	**-1,028**	-27%	**-2,074**	-25%	**-1,204**	156%
	2Q17	-1,339		-1,411		-2,750		-471	
(-) Operating Costs and Expenses	**2Q18**	**-1,511**	-31%	**-373**	128%	**-1,884**	-20%	**-2,686**	75%
	2Q17	-2,178		-163		-2,341		-1,534	
Ebitda	**2Q18**	**2,422**	50%	**1,211**	9%	**3,633**	34%	**1,844**	1288%
	2Q17	1,613		1,107		2,719		133	
Financial Income	**2Q18**	**-266**	37%	**-321**	47%	**-587**	43%	**-385**	59%
	2Q17	-425		-606		-1,031		-936	
Net Income	**2Q18**	**1,100**	33%	**705**	4736%	**1,805**	123%	**906**	330%
	2Q17	826		-15		810		-394	

	2Q18	2Q17
RBSE	1,259	1,275
Income Tax	-428	-433
Net RBSE	831	842

PMSO GT	Costs GT	PMSO Distribution	Costs Distribution	Revenue Dist.
•Cost reduction policy •PAE in 2Q17 and PDC in 2Q18	• Debt charges reduction •**Furnas** provision for contingencies against supplier in of **R$ 166 million**	• Registration of agreements: **Cepisa**/ Teresina Municipality and Agespisa of **R$ 231 million;** • **Amazonas D** - cut-off factor **R$ 197 million** • **Ceron** - Extraordinary contribution to the pension plan of **R$ 92 million**; • **Amz / Roraima and Acre** lawsuits totaling **R$ 68 million** and P.Bresser fees of **R$ 11 million**	•**Ceron** – Fiscal provision of **R$ 563 milhões;** • **PCLD – R$ 199 million** • Reduction in recover of fuel expenses in 2Q18 totaling **R$ 459 million**	• Regulatory asset in **R$ 3.842 million;** •Positive tariff readjustment in Eletroacre, Ceal, Ceron e Boa Vista

Net Debt

Goal	Net Debt / Adjusted EBITDA < 3.0


Net Debt/Ebitda
25,0
20,0
15,0
10,0
5,0
0,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
23.4
23.4
23.4
22.7
20.3
18.6
17.6
6.1
5.7
4.7
4.1
3.7
3.7
3.4
dez-16
mar-17
jun-17
set-17
dez-17
mar-18
jun-18
Dívida Líquida
Dívida Líquida/EBITDA Gerencial

EBITDA (LTM)	3.8	4.0	4.9	5.5	5.5	5.0	5.2

Gross Debt	BRL 44,876 Million
Financing to be paid without RGR	42,304
(-) (Cash + Securities)	7,786
(-) Financing to be received without RGR and with adjustment of EDE's*	14,809
(-) Net amount of Itaipu Financial Assets	2,068
Net Debt*	**BRL 17,641 Million**

* 1. Gross debt disregards financings, granted with resources from RGR, owed by a company outside the Eletrobras group (BRL 1,163 Million) and credits related to the federalization of Distributors, pursuant to Articles 21-A and 21-B of Law 12783/2013 (BRL 1,409 Million). 2. Receivables due by company outside the Eletrobras group to the RGR account (1,163 Million) and adjusted by the receivables of the Distribution Companies held for sale (BRL 4,328 Million) were excluded.
** Except for debentures, amounting to BRL 460 million.

Business and Management Plan



2021/22 Challenge: main results

Operating Excellence

Recurring PMSO/Regulatory PMSO



1,55
1,54
1,33
1,33
1,33
1,00
2015
2016
2017
1T18
2T18
Meta 2018

736
joinings in PDC

BRL 231 Million
annual savings

BRL 1.03 Billion
gains in $GAG_{Improvement}$

BRL 25 Million
savings with HE, premium for dangerous work and on-call

CSC
Go Live in Jul/18

ProERP

Apr	implementation in 4 companies
Oct	other companies

CNPE Resolution
established a working group to facilitate Angra 3

Financial Discipline

Net Debt/Managerial EBITDA



6,50
8,78
6,70
3,70
3,70
3.4
< 3.00
2015
3T16
2016
2017
1T18
2T18
Meta 2018

BRL 95 Million
sale of shares of Eletropaulo by Eletropar

Eletrobras
Distribuição Piauí
sale in Jul/18

Aug/18
privatization of other distributors

BRL 1.07 Million
sale of administrative property of Chesf and Eletronorte

BRL 3.1 bi
sale of **71 SPE's** in **Sept/18**

BRL 5.75 mi
annual reduction of administrative costs

Completed Works
Santo Antonio (3,568 MW), Jirau (3.750 MW) and Mauá 3 (591 MW); Belo Monte Transmissora (2,092 km): complete

Governance and Compliance

No. of Material Weaknesses



6
4
1
1
1
0
2015
2016
2017
1T18
2T18
Meta 2018

"Alçada" Policy approved at the holding and at the other companies of Eletrobras

IG-Sest - Level 1. Excellence Level in 2nd Cycle, with maximum scores in the three dimensions: Transparency of Information, Management/Control/Audit and Boards/Committees/Departments
B3 Governance Seal

Material Weaknesses reduction from 6 to 1 (Accounting closing to be eliminated until Dec/18)

Reduction of 80% Significant Deficits from 2016 to 2017

Establishment of the Statutory Audit Committee

Independent Assessment of 200 Directors and Officers of Eletrobras Companies.
Assessment of 190 Directors appointed in SPE's and Affiliates.

Master Plan 2018-2022 Investments

BRL million

Investment	Budgeted in 2018	Accomplished in 2Q18	Accomplished in 1H18	Accomplished 1H18 (%)	2019	2020	2021	2022	2018 - 2022
Corporate Projects	**4,382**	**715**	**1,222**	**27.9%**	**3,094**	**2,490**	**2,205**	**2,068**	**14,239**
Generation	1,321	148	257	19.5%	968	1,055	938	874	5,157
Transmission	2,367	283	488	20.6%	1.858	1,184	994	896	7,300
Infrastructure and Other	434	108	194	44.7%	268	251	273	297	1,523
Distribution*	260	176	283	108.8%	0	0	0	0	260
Investment in SPE's	**1,826**	**263**	**632**	**34.6%**	**688**	**677**	**898**	**1,428**	**5,517**
Generation	1,490	261	604	40.5%	389	639	891	1,428	4,837
Transmission	336	2	28	8.3%	299	38	7	0	680
Total	**6,208**	**978**	**1,854**	**29.9%**	**3,782**	**3,168**	**3,103**	**3,496**	**19,756**

*Planning covers only until March 2018, owing to previous expectation of control transfer.

Sale of Interest in 71 SPE's

59 | **1,605 MW Generation**
(wind farms)

12 | **Transmission 2,910 km**

Minimum Price: **BRL 3.1 Billion**

Auction divided in 18 lots:
- 8 Generation lots
- 10 Transmission lots

Estimate of Accomplishment: **September 27, 2018**



Future Structure

Strengthening focused on
Generation and Transmission

Expectation of
49.9 GW of installed capacity
until 2018

Maintenance of
50 strategic
SPE's

Lean
Structure



Eletrobras
P&D
Participações
Eletrobras
Cepel
Eletrobras
Eletropar
Geração e Transmissão
Eletrobras
Eletrosul
Eletrobras
Furnas
Eletrobras
Chesf
Eletrobras
Eletronorte
Eletrobras
Eletronuclear
ITAIPU
BINACIONAL

Current Eletrobras Companies

Segment	Total SPE's	Book Value (BRL Million)
Generation	134	17,242
Transmission	38	8,207
Services	3	69
Total	**175**	**25,518**

Companies Eletrobras - End in 2018

Segment	Total SPE's	Book Value (BRL Million)
Generation	32	15,314
Transmission	17	5,204
Services	1	3
Total	**50**	**20,522**


Eletrobras
Distribuição Piauí

Privatization of Cepisa

Jul/2018

Auction Equatorial winning bidder	**8.52%** tariff reduction	**BRL 95 mi** grant

until Sept/2018

Homologation of the result

until Oct/2018

Disbursement/Assumption of Eletrobras' Debt
Contract Execution
New Utility Company's Capital Increase
Concession Agreement Execution

Privatization of other Distributors



Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Amazonas
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia
Eletrobras
Distribuição Alagoas

Aug/23/2018

Deposit as guarantee

Aug/30/2018

Auction

|

until Oct/2018

Homologation of results

|

until Nov/2018

Disbursement/Assumption of Eletrobras' Debt
Contract Execution
New Utility Company's Capital Increase
Concession Agreement Execution

Eletrobras' Distributors

	ED Piauí	ED Acre	ED Alagoas	ED Amazonas	ED Rondônia	ED Roraima
Value of Grant Bonus (at each 1% above the 100% of index of discount)	BRL 5 Million x 19= **BRL 95 Million**	BRL 1.5 Million	BRL 1.5 Million	BRL 15 Million	BRL 5 Million	BRL 1.5 Million
% Capital and Voting Capital Acquired	89.94%	90.26%	89.94%	90.00%	90.00%	90.00%
Value (Eletrobras' Equity)	BRL 45 Thousand	BRL 45 Thousand	BRL 45 Thousand	BRL 45 Thousand	BRL 45 Thousand	BRL 45 Thousand
Obligation of Capital Disbursement	BRL 721 Million	BRL 239 Million	BRL 546 Million	BRL 491 Million	BRL 254 Million	BRL 176 Million
EV/BRR	2.8	2.2	3.2	3.1	2.3	2.9
	Sold					
	119% Index of Discount (relaxation + grant)					

This presentation may include estimates and forecasts. Please refer to Disclaimer.

Debt assumed and disbursement by the new controlling shareholder

Market	Equity Value	Debt to be assumed by Eletrobras	Disbursement of new Controlling Shareholder	Possibility of Interest of 30%	Remaining Debt of RO
Eletrobras Distribuição Acre	-113,730	BRL114 Million	BRL 239 Million	102,345	262,255
Eletrobras Distribuição Amazonas	-8,911,817	BRL8,911 Million	BRL 491 Million	210,587	1,528,191
Eletrobras Distribuição Rondônia	-1,832,880	BRL 1,833 Million	BRL 241 Million	108,790	806,440
Eletrobras Distribuição Roraima	-342,070	BRL342 Million	BRL 176 Million	75,428	73,296
Eletrobras Distribuição Alagoas	385,801	BRL 0.050 Million	BRL 546 Million	233,902	1,287,533
Eletrobras Distribuição Piauí	283,421	BRL 0.050 Million	BRL 721 Million	308,964	1,063,288

BRL 11.2 Billion

debt that Eletrobras is assuming

with the possibility of assuming up to

30%

of the companies' capital, reducing even more the indebtedness


(BRL Thousand)/Energy Supplied (MWh)
0,19
0,26
0,55
0,39
0,11
0,19
0,26
0,39
CEAL
CEPISA
Nordeste (referência)
ELETROACRE
AMAZONAS D
CERON
BOA VISTA
Norte (referência)

The benchmarking companies have higher BRR's per unit of energy sold, thus standing as an opportunity of yield per additional investment.

The results of the independent investigation procedures were presented to the Board of Directors by Hogan Lovells. This stage of hired services was completed in May 2018 with the **approval of the Independent Commission** ("GICI").

The DOJ **declined** to prosecute Eletrobras related to the Foreign Corrupt Practices Act (FCPA). The DOJ did not impose sanction, did not impose conditions, nor determined the indication of monitor.

Eletrobras' **engagement with Hogan Lovells** US LLP is still ongoing, as the firm is assisting the Company with the implementation of certain remedial actions and negotiating a resolution before the U.S. Securities and Exchange Commission ("SEC")."

Wilson Ferreira Junior
+55 21 2514-6001
pr@eletrobras.com

Eletrobras MINISTÉRIO DE MINAS E ENERGIA